UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

Esmark Incorporated

(Name of Subject Company)

Esmark Incorporated

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

296475106

(CUSIP Number of Class of Securities)

James P. Bouchard

Chairman and Chief Executive Officer

1134 Market Street

Wheeling, WV 26003

(304) 234-2400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person Filing Statement)

With a copy to:

Scott E. Westwood, Esq.

McGuireWoods LLP

625 Liberty Avenue, 23rd Fl.

Pittsburgh, Pennsylvania

(412) 667-6000

☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

FOR IMMEDIATE RELEASE

ESMARK INCORPORATED RESPONDS TO UNITED STEELWORKERS’ OBJECTIONS TO PROPOSED TRANSACTION WITH ESSAR STEEL HOLDINGS

Esmark Honored Collective Bargaining Agreement Provisions

WHEELING, WV, May 20, 2008 – Esmark Incorporated (NASDAQ: ESMK) today responded to the position taken on Friday by the United Steelworkers (USW) concerning the proposed tender offer and subsequent merger with Essar Steel Holdings Limited (Essar), emphasizing that the Company has in all cases observed both the spirit as well as the letter of the “right to bid” process under the Collective Bargaining Agreement, both in its negotiation with Essar and interaction with the USW.

Esmark Chairman and CEO, James P. Bouchard, stated that “The Esmark proposed transaction was unanimously approved by the Company’s Board of Directors. Essar is a fine company with the resources and management commitment to invest significantly in the Ohio Valley. Esmark brought Essar management to Pittsburgh early in the negotiation process to meet with union officials, and we consistently invited the USW’s involvement in and support of the Essar transaction.” said Bouchard.

“The USW is attempting to challenge a transaction which would maximize value for our shareholders and revitalize Wheeling- Pittsburgh Steel and the Ohio Valley. Despite the USW’s direct involvement in the sale process of the Company since as early as February of this year, the USW has not made or otherwise arranged an offer for the Company that is equal to or superior to Essar’s proposed transaction” Bouchard noted. “Therefore, Esmark is encouraging the USW to join in immediate, open and constructive dialogue with Esmark and Essar to complete the only transaction to materialize as of this date — a transaction which is in the best interests of the shareholders, debt holders, employees and the communities supported by all Esmark facilities and our Wheeling- Pittsburgh Steel subsidiary. Essar Steel Holdings, which owns Algoma Steel, Minnesota Steel and the Essar DRI project in Trinidad and Tobago, has the potential to become a leading low-cost steel producer in North America.”

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Esmark Inc. Responds to USW Position/2

Essar’s proposed tender offer for the common stock of Esmark Incorporated and subsequent merger is subject to certain conditions, including expiration or waiver of any USW right to bid period, the valid tender in the offer of a majority of the fully diluted Esmark common stock, and other customary conditions as well as the approval by the Department of Justice and Committee on Foreign Investment in the United States.

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties that could cause actual results to differ materially. These risks and uncertainties include, but are not limited to (i) uncertainties concerning the parties entry into definitive agreements including exercise of the United Steelworkers right to bid, (ii) the risk that the conditions to closing under such agreements may not be satisfied and (iii) certain other risks detailed in the other reports and filings with the SEC by the Company, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. In addition, any forward-looking statements represent the Company’s views only as of today and should not be relied upon as representing views as of any subsequent date. While the Company may elect to update forward-looking statements from time to time, it specifically disclaims any obligation to do so.

About Esmark Incorporated

Esmark Incorporated is a vertically integrated steel producer and distributor, combining steel production capabilities through both blast furnace and electric arc furnace technologies with the just-in-time delivery of value-added steel products to a broad customer base concentrated in the Ohio Valley and Midwest regions. Currently headquartered in Wheeling, WV, the Company is a producer of carbon flat-rolled products for the construction, container, appliance, converter/processor, steel service center, automotive and other markets. The company’s products include various sheet products such as hot rolled, cold rolled, hot dipped galvanized, electro-galvanized, black plate and electrolytic tinplate. More information about Esmark can be found at www.esmark.com.

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Esmark Inc. Responds to USW Position/3

Investor and Media Relations Contact: Dennis Halpin, 304.234.2421 (office) or 304.650.6474 (mobile), dhalpin@esmark.com;

Media Contact: Bill Keegan, Edelman, 312.927.8424 (mobile), bill.keegan@edelman.com

Important Information

This document is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. In the event the Esmark and Essar enter into a definitive merger agreement and following the commencement of the offer contemplated thereby, Esmark will file a solicitation/recommendation statement with respect to the offer. Once filed, Esmark stockholders should read these materials carefully prior to making any decisions with respect to the offer because they will contain important information, including the terms and conditions to the offer. Once filed, Esmark stockholders will be able to obtain the offer to purchase, the solicitation/recommendation statement and related materials with respect to the offer free of charge at the SEC’s site at www.sec.gov, or from Esmark.

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